Exhibit 99.1

Jeffs’ Brands: Fort Technology Inc. Announces Intention to List its Common Shares on the Nasdaq Capital Market

Tel Aviv, Israel, Dec. 31, 2025 (GLOBE NEWSWIRE) -- Jeffs' Brands Ltd (“Jeffs’ Brands” or the “Company”) (Nasdaq: JFBR, JFBRW), a data-driven e-commerce company strategically pivoting into homeland security, today announced that the board of directors of its majority-owned subsidiary, Fort Technology Inc. (TSXV: FORT) (“Fort”), approved a strategic initiative to pursue an uplisting of Fort’s common shares on the Nasdaq Capital Market (“Nasdaq”).

Fort believes that a listing on Nasdaq will provide enhanced visibility, greater liquidity for its shareholders, and access to a broader pool of institutional and retail investors in the United States and internationally.

Fort’s management intends to commence the necessary preparations, including engaging advisors, preparing required filings with the U.S. Securities and Exchange Commission (the “SEC”), and satisfying Nasdaq’s listing requirements. There is no assurance that the uplisting will be completed, or as to the timing of any such uplisting.

About Jeffs’ Brands

Jeffs’ Brands is a data-driven company with e-commerce activities operating on the Amazon Marketplace and that has recently expanded into the global homeland security sector through its wholly-owned subsidiary, KeepZone AI Inc. Following a definitive distribution agreement with Scanary Ltd., entered into in December 2025, Jeffs’ Brands aims to deliver comprehensive, multi-layered security ecosystems for critical infrastructure worldwide, capitalizing on the homeland security market’s significant growth potential while leveraging its expertise in data-driven operations.

For more information on Jeffs’ Brands visit https://jeffsbrands.com.

Forward-Looking Statement Disclaimer

This press release contains “forward-looking statements” within the meaning of Section 27A of the Securities Act of 1933, as amended, and Section 21E of the Securities Exchange Act of 1934, as amended, that are intended to be covered by the “safe harbor” created by those sections. Forward-looking statements, which are based on certain assumptions and describe the Company’s future plans, strategies and expectations, can generally be identified by the use of forward-looking terms such as “believe,” “expect,” “may,” “should,” “could,” “seek,” “intend,” “plan,” “goal,” “estimate,” “anticipate” or other comparable terms. For example, the Company is using forward-looking statements when discussing the belief that a listing of Fort’s common shares on Nasdaq will provide enhanced visibility, greater liquidity for its shareholders, and access to a broader pool of institutional and retail investors in the United States and internationally, Fort’s ability to prepare the necessary filings for the SEC, Fort’s ability to satisfy Nasdaq listing requirements, and the completion and timing of such an uplisting. The Company’s actual results and financial condition may differ materially from those indicated in the forward-looking statements. Therefore, you should not rely on any of these forward-looking statements. Important factors that could cause the Company’s actual results and financial condition to differ materially from those indicated in the forward-looking statements include, among others, the following: the Company’s ability to adapt to significant future alterations in Amazon’s policies; the Company’s ability to sell its existing products and grow the Company’s brands and product offerings; the Company’s ability to meet its expectations regarding the revenue growth and the demand for e-commerce; the overall global economic environment; the impact of competition and new e-commerce technologies; general market, political and economic conditions in the countries in which the Company operates; projected capital expenditures and liquidity; the impact of possible changes in Amazon’s policies and terms of use; the impact of the conditions in Israel; and the other risks and uncertainties described in the Company’s Annual Report on Form 20-F for the year ended December 31, 2024, filed with the U.S. Securities and Exchange Commission (“SEC”), on March 31, 2025, and the Company’s other filings with the SEC. The Company undertakes no obligation to publicly update any forward-looking statement, whether written or oral, that may be made from time to time, whether as a result of new information, future developments or otherwise.

Investor Relations Contact:

Michal Efraty
Adi and Michal PR- IR
Investor Relations, Israel
michal@efraty.com